UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

EXPLANATORY NOTE

This Form 6-K/A is furnished by Grupo Supervielle S.A. (the “Company”) to amend the Form 6-K which was originally filed with the U.S. Securities and Exchange Commission on January 12, 2023. The sole purpose of this amendment is to amend the original report to update the amount which was paid by the Company for the repurchase of its Class B common shares on January 11, 2023.

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Fact – Own Share Repurchase Report.

Autonomous City of Buenos Aires, January 19, 2023

Messrs.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

PRESENT

Ref.: s/ Share Repurchase Report. Relevant Fact.

To whom it may concern,

It is hereby informed, on behalf of Grupo Supervielle S.A. (the “Company”), in compliance with provisions of Article 64 et seq. of Law 26,831 and regulations of the National Securities Commission (“CNV”), that within the framework of the Acquisition of Shares Program that was communicated on July 21, 2022, and subsequent modification of the terms and conditions reported on December 27, 2022; on January 11, 2023, the Company repurchased Class B common shares which were traded through Bolsas y Mercados Argentinos as detailed below:

Market	Trade Date	Settlement date	Price	Quantity	Amount
BYMA	01/11/2023	01/13/2023	AR$ 176.306661	2.537 Class B shares	AR$ 447.290,00

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9
Grupo Supervielle S.A.

Date: January 19, 2023	By	/s/ Mariano Biglia
		Name	: Mariano Biglia
		Title:	Chief Financial Officer